Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: B/E Aerospace, Inc.
SEC File No.: 0-18348
SEC File No. of
Registration Statement on Form S-4 filed by
Rockwell Collins, Inc.: 333-214774
Date: February 3, 2017

S&P CAPITAL IQ
McGRAW HILL FINANCIAL

Rockwell Collins, Inc.

NYSE:COL

Company Conference Presentation

Wednesday, February 22, 2017 2:10 PM GMT

CALL PARTICIPANTS 2

PRESENTATION 3

QUESTION AND ANSWER 4

ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Call Participants

EXECUTIVES

Patrick E. Allen
Chief Financial Officer and Senior Vice President

ANALYSTS

Phillip Carter Copeland
Barclays PLC, Research Division

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Presentation

Phillip Carter Copeland
Barclays PLC, Research Division

All right. Welcome, everybody. Pleased to get the Aerospace and Defense portion of this conference kick off with my friend, Patrick Allen, CFO of Rockwell Collins, who always wins the award of coming from the coldest place. So I wish we had some sun here for you today, but you're stuck in here anyway. So thank you all for joining us. I want to just take a second and get a sense of who we have in the room by asking our 2 first audience response questions. The first one is, question 1, do you currently own this stock? You go ahead and give us a response to that.

[Voting]

Phillip Carter Copeland
Barclays PLC, Research Division

Let's see if we have a target rich environment for you, Pat.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Not sure I like the term overexposed, that seems kind of negative.

Phillip Carter Copeland
Barclays PLC, Research Division

That's illegal change. And question number 2, what is your general bias with the stock right now?

[Voting]

Phillip Carter Copeland
Barclays PLC, Research Division
Okay. So definitely more positively inclined actually than last year, but not as much as we've seen. This is a great thing. We have 5 years worth of data. We can see the average. But I think in our discussion last night, we've talked about this as well as sort of budding optimism.

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Question and Answer

Phillip Carter Copeland
Barclays PLC, Research Division

Maybe why don't we start with the sort of State of the Union. I mean, 2016 and '17 were years where you were undergoing quite a bit of transition on a lot of fronts, including the announce the acquisition of B/E Aerospace. You looked to close that April-May time frame. 2017 has again a kind of transition year appeal to it. But when you think about 2018, is that a period of -- is it a breakout year of sorts, given what you've seen in terms of Business Aviation and getting the deal completed and some of new program content coming in. How are you thinking about the setup over the next 12 to 18 months?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

We certainly redefine the term transition with '17 on the B/E deal. That's quite a transformation actually for us. But you're right. I think as we look into 2018, there are a lot of moving parts, but most of them are positive and maybe as I take it kind of piece by piece. Obviously, we talked about the B/E deal being double-digit accretive, and our cash conversion as a combined entity should be over 100%. So very solid cash flow and the earnings accretion from B/E. And as you take it kind of business by business for the Rockwell Collins legacy business, our government systems business has returned to growth last year. We anticipate that growth to continue to accelerate. I mean the market environment for our government systems obviously has been as good it has been for several years. Our Information Management Services business continues to be a great growth story albeit a smaller piece of our portfolio, still a very important component of growth. And then on Commercial Systems, we got a lot of moving parts, but again most of them positive. We should see the benefit from the ramp-up of programs like the 737 MAX, the CSeries, the A350, narrow-body ramps. We should see some benefit from the mandates, things like ADS-B, we'll continue to accelerate. We've got this head-up guidance mandate in China that should provide growth for the next few years. So all of those are very positive. And business jets, I'd like to think we're getting to a bottom there. It's been a headwind for several years. Certainly, I don't think it will be a headwind next year. And hopefully, maybe a little bit of a tailwind because obviously 2017, we've been working through some of this inventory rationalization that we've talked about. Now offsetting all of that, there are some negatives. One is the legacy wide-bodies, 777. We should see some further headwind from the 777. We've talked about the softness in the air transport MRO as a result of recycling. We'll still see that, I suspect. And then one of the wildcards, one of the things I've my got my eyes on is our customer-funded engineering. As you know, we -- on the commercial side of the business, we get a lot of customer funding. A lot of that's related to international programs. And last year, about this time, we were seeing a headwind going into '17 for customer funding. That might actually where we're working to offset that. We see similar headwind looking into '18 as some of the international programs trend down from a customer-funded perspective, and we ramp up on our 777 spending. So right now, if I was to call it, I'd say there's a reasonable-sized headwind for customer-funded engineering, but we're going to continue to work that.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. So while in that -- in there, I want to ask another question just to see where we take discussion next. But if we could pull up question number 6. What do you see as the most significant investment issue for Rockwell Collins? Go ahead and answer that one.

[Voting]

Phillip Carter Copeland
Barclays PLC, Research Division

All right. So clearly, a much -- a very different split than we've seen in prior years. Growth is important, but execution, strategy, I presume that's what most folks are meaning there. It comes down to deal closure, integration, delivering on that promise.

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Patrick E. Allen
Chief Financial Officer and Senior Vice President

That result doesn't surprise me at all. And quite frankly, it was something we're focused quite heavily on right now, is making sure that we get the deal closed and integrate it well.

Phillip Carter Copeland
Barclays PLC, Research Division

What do you think the principal integration risks are when you look at bringing the 2 companies together?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

I don't see a lot of risks, but a couple that have been mentioned to me, one is the ERP system. And if I -- if we were doing this deal 10 or 15 years ago, I might have agreed with that assessment that there was some risks on the ERP system. But as I look back over the last 15 years, we've done over 20 ERP implementations, both our organic business as well as acquisitions. And we've -- I think we've got a good formula for doing those ERP implementations, and I think we've got developed a lot of expertise in that area. So there may be a little bit of timing risks because we had a pretty aggressive schedule that I'm not worried at all by getting that done. The other area of synergy that people have asked questions about is called low-cost country manufacturing and moving some manufacturing offshore, and whether in the current environment, we're likely to do that. My response is, we're going to stay flexible there. And to the extent that we can get the same financial benefit by enjoying the lower tax rate here in the U.S., that's all the better. So those are the 2 areas that I'd highlight as being -- areas that I think people have identified as risk. I'm not too concerned about that.

Phillip Carter Copeland
Barclays PLC, Research Division

One of the things I remember on the deal announcement that you talked about is it's sort of this deal satisfied a strategic directive that you identified as part of a bigger strategic process to try to accelerate growth in the franchise or improve the longer-term growth of the franchise. What did you really mean by that?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

So I think Kelly start a little bit about the process that we've had with our board. We were looking at our strategic plan. And as you look at over the course of the next, let's say, 5 years, I think our growth prospects are very good. I've talked about kind of long-term environment for Government Systems and the IMS business. Commercial Systems, we're going to be enjoying market share gains with things like the CSeries, the 737 MAX, the A350 ramp and the 777X. So over the, I'll say, near to immediate term, our growth prospects of our current business is very strong. As you look out past that maybe 5-year period, there were some growth inhibitors, and I'll highlight maybe two. One is the fact that the business jet market, which remains an important part of our portfolio, we don't see as being long-term significant growth area. I hope I'm wrong, but that's how we look at it today. And then on the air transport side, once we incorporate the market share gain from the 777X, we now won all of the flight decks at Boeing. Our prospects of winning additional content at Airbus are somewhat limited. And so we were looking at maybe just growing with the market in the air transport business and want to develop in that. do want to do better than that. And so we felt like we needed a portfolio or we wanted a portfolio that would enable additional growth opportunities. And so we looked at number of candidates and really went through a filtration process. And that filter included, we wanted someone who is a leader in their particular served areas of the aircraft. Certainly, a market channel that we understood and a company that was focused on customer service, quality, on-time delivery that the hallmarks of Rockwell Collins. And B, you really checked all of those boxes for us. So it was the culmination of an effort at looking beyond our current organic profile for additional growth opportunities for the long term.

Phillip Carter Copeland

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Barclays PLC, Research Division

When you say you didn't view -- or the company didn't view business jets as a area of significant growth longer term, what do you think underpins that? I mean, I think there's clearly expectation among a lot of the folks, probably in the room or at this conference that there's one of a few industrial end markets that has yet sort of sitting there near the trough and can recover at some point, but it sounds like you don't necessarily share that view.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Well, again, we've been forecasting recovery of business jets for a number of years, and we've been liked a lot of people that's been consistently wrong. And as we look at it, the peak production rates back in '07, '08, we just don't believe are going to -- are replicable. So is there going to be growth in business jets? Yes. Is it going to be modest? I think it is. I think there's been a fundamental change to that market. I think people are probably moving more towards rationals, which just require less aircraft to see the other side of the same need.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. Additionally, I know recently Kelly talked about an internal synergy target being $40 million higher than the 160 that you'd laid out. Clearly, these deal processes have revealed an initial pool, if you will, and then you go try to expand that. I sort of wondered, A, was that $40 million internal increment something that was already in your plan? Or something that's been identified since you started them as process? And beyond that, when could you see those? What are the prospects for the 160? Could those be bigger at some point in time? Any color there?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

So from the day we announced the deal, we've had an internal goal to exceed the $160 million target. Obviously, you want to do that for no other reason and develop buffer to protect you against risks. So we've always had a goal to exceed that $160 million. What the communication, the additional $40 million of synergies, I think it's intended to communicate that we're starting to see visibility into that additional level of synergies. I think Kelly has referred to it as kind of Phase 2 synergies. And maybe there are things that go beyond the initial kind of 4 areas of synergies that we've talked about and things like consolidation of sales offices. We've got sales -- we've got offices in -- we both have offices in Seattle. We both have engineering offices in Hyderabad, India and same is true over the number of places around the world, and there's opportunity there for consolidation. I'd also say the opportunity related to some of the IT consolidation is a little bigger than we'd expected. So it really reflects an enhanced confidence in the core $160 million and visibility for opportunities. Now that additional $40 million, probably not going to come at the same pace as the initial $160 million. It's probably more -- if we get 90% of the initial $160 million of synergies by the end of '19, this is about a more 2021 Cap synergies.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. Okay, switching gears slightly to the growth and the portfolio. You hinted this in your remarks [indiscernible] go back [ph] Government Systems growth, Government Systems having a better sort of backdrop environment than you've seen in a number of years. Clearly, there is discussion of higher budget. There are several opportunities you're chasing. Maybe some color around what that comment -- what underpins that comment of I think you're seeing.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Well, I'd say, environmentally, we're just busier. We're doing a lot of bidding proposal activities. We're not ones that chase large programs. We talk about a couple of the larger ones. We just have literally hundreds

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

of pursuits going at any one time. And we track orders, we track the orders pipeline. And what I'd tell you is that we're just ahead of schedule on both of those, which reflects a pickup in activity. And I think it's a trend and not an anomaly. Now I would put a word of caution on that because we are facing continuing resolution, an extended continuing resolution this year. And as that stretches into our fiscal year, that may have some near-term impact on sales. Last time, we had a an extended CR. We said it was about $50 million of sales, maybe a little bit less this year, $30 million to $40 million. But nevertheless, it could be a short-term headwind.

Phillip Carter Copeland
Barclays PLC, Research Division

And that's a similar May-ish you go through.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes, we go through it late April, May.

Phillip Carter Copeland
Barclays PLC, Research Division

Late spring, early summer, okay.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes, yes. Now -- but that's sort of a temporary blip on what is another way as a solid upper trend.

Phillip Carter Copeland
Barclays PLC, Research Division

In terms of -- is this coming? You're seeing new bin proposal activity. You're seeing plus-ups of existing work. You're seeing -- is it focused in any one area?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

I'd say it comes in both flavors, both plus-ups and new work. And we've -- like I said, it's a -- reflects a number of programs across all of our portfolio.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. I think you talked about IMS as well being a good growth story, now a smaller part of the portfolio. Clearly, the aviation portion of that has been great since you acquired it, but you've sort of taken some strategic look at how you go to market and how to be successful in the non -- in the airports and rail section of that. Maybe give us an update of any success you're seeing and some of those change you've made or how we should think about that portion of the business.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

One of the things we've done over the course of last couple of years in both the airports business, which is a piece of that, and the rail business is make investments to be more kind of a cloud-based solution. What that's going to enable in the airport's business, it will enable smaller airports to take advantage of our solutions and it also enable us to sell the product more as a service as opposed to a project-based business. And so moving towards more of a Software-as-a-Service in airports, I think, is a positive thing. We're doing something very similar with the train business, and that we are -- we've got positive train control and we've got a Software-as-a-Service offering there as well. Both of those are just being introduced now, so it's going to take some time to transition the model. But we hope that as a result of that, we'll both create growth as well as more stability in the revenue base.

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. With respect to the commercial aftermarket, you made a comment on the last quarterly conference call about the environment in the Intertrade business, this recycled parts kind of well being a little bit less rational, I guess, I would say, more competitive. Maybe expand on that at what it means for your business there?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Well, I think what it means for -- as I look at it, it's probably not going to see nearly as much growth out of that business as we expected because we're going to maintain a level of discipline. And I think if you talk to the Intertrade folks, they'll tell you that the key to profits in that business is buying the right product at the right time for the right price. And then you tend to have more and more players chasing the same parts, that's a harder equation to balance. And so what I would expect we're going to do is we're going to be buying less product, which will translate into less sales over time. And it's a difficult business to predict, but that's my guess over the course of the next few years. You will see -- start seeing that growth flatten out, maybe even come down a little bit.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. So that's on -- in the aftermarket portfolio, you're sort of half MRO, half discretionary that's in the MRO half where you'll have that pressure, let's say?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. And on the discretionary side, you talked about mandates. I think we're getting at the end of some of the headwinds you had there, but you talked about ASPs. Is that a '18, '19 kind of acceleration we should be thinking about?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

I think it's -- as I think about mandates, we should be pretty flat from '16 to '17, because you're right, TCAS, Link 2000 mandates are drawing to close. ADS-B is coming up. I think ADS-B will be a reasonable-sized growth engine for us in end of the '18, '19 time frame, and of course, the mandate goes effective in '20. So it'll probably trickle a little bit into '20, but be done by that point in time.

Phillip Carter Copeland
Barclays PLC, Research Division

And then you've talked about discretionary -- not discretionary, provisioning being another one of the tailwinds, 737 MAX. If you put this all together and say you've got mandate revenues and you've got increase provisioning, even if you got a bit of a headwind associated with recycled parts, the stuff that you're going to trade on that half of the commercial aftermarket. Do you think commercial aftermarket growth accelerates through the end of the decade, maybe beginning next year?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

I think, again, the aftermarket part of the business is harder to predict. So I don't want to project individual growth rates. But I think you've got the components right. I think maybe the MRO business is going to be the more challenged piece of the business, both as a result of the Intertrade phenomena that

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

you talked about as well as just the parts recycling impact on our core MRO business. And then you've got the discretionary piece. You got some headwinds like the TCAS, Link 2000 mandates, but more tailwinds than headwinds because you've got provisioning on the 737, the CSeries, the A350 should provide some tailwind, the ADS-B mandates. We've talked about the China HUDs. Those will also be positive. So growth in that discretionary piece of the aftermarket, probably pretty flat in the MRO business.

Phillip Carter Copeland
Barclays PLC, Research Division

Is there a relative difference in profits and significance between MRO versus discretionary points?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

No, I'd say they're both about -- I'd say both very profitable business for us. So I think it's won't be noticeable. I don't believe.

Phillip Carter Copeland
Barclays PLC, Research Division

Sticking with margin. Clearly, in Q1, you guys had a pretty strong margin quarter.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes, we did.

Phillip Carter Copeland
Barclays PLC, Research Division

I think it's sort of -- the commentary was a very good mix quarter, a very good -- is there some upside, potentially in the remainder of the year if you can continue to have favorable mix? I mean, clearly, the-- what's implied for the remainder of the year says that it's a bit easier, but we don't see other moving pieces...

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes. Certainly, our tendency has been, over the years, that our first quarter is our lowest margin quarter. And to post the kind of numbers that we did, I think indicates a couple of things. One, you've mentioned already, as we did have favorable mix, particularly in the IMS business, but really across the board. But I would also say, we had very good favorable spend, and that should -- that trend should continue. So I think if we hit our top line targets, I do think there may be some opportunity in the margin.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay, good. I'm going to, in the interest of time, ask audience response, question number 3, which is, in your opinion, through cycle EPS growth for Rockwell Collins, it would be above, in line or below peers? And then the timely, collect those, I want to remind you the email address that pop up here behind me in a moment to send in if you have questions to ask. We'll get those asked.

[Voting]

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. So actually a pretty even split there, that's not too far off. I want to switch gears and talk briefly about the cash flow. You've talked about cash conversion improving next year back-to-back, north of a 100%. You've talked about a $6 billion target out there. Should we assume that, that $6 billion will be sort of linearly consistent with the growth profile that you're talking about?

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes. The way I describe it, Carter, is I think our cash conversion will be robust. If you think about the next 5 years, we'll talk about generating the $6 billion. Cash conversion should be pretty steady, north of 100% every year, and it will grow with -- as profits grow. [indiscernible] says the 2 businesses grow. And as we incorporate synergies, you'll see cash flow grow with profits. And then cash conversion, as I looked at it, it didn't change a whole lot over the course of the 5 [ph] years.

Phillip Carter Copeland
Barclays PLC, Research Division

So this is 100%, 105% downturn and around there?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes, in that between 100% and 110%.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. And then we'll ask, since we're on cash, question number 4. In your opinion, what should Collins do with excess cash? Clearly, I mean, I don't think you have a lot of optionality. So hopefully, pay down debt. Pat says he's going to pay down debt.

[Voting]

Phillip Carter Copeland
Barclays PLC, Research Division

So not a lot of flexibility here, right? But if you think about long term, clearly, you got to pay down debt.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Good answer.

Phillip Carter Copeland
Barclays PLC, Research Division

The ARINC transaction, I can recall having this discussion on this stage. At the time, it was a big swing for you guys. It was bigger than you had done. It turned out to be a success. Now you've gone even bigger. Do you think that once you get that debt pay-down, there is a need to go back? Or have you identified something that this company is capable of that maybe it wasn't 5 years ago?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Well, I think, first of all, I think the debt pay-down phase is probably 2 to 3 years. So it's not -- it was not a long-term thing. And when we get through that process, get to a debt-to-EBITDA ratio kind of 2 to 2.5, which is where we feel comfortable. What's our baseline plan? Our baseline plan is to go back to, I'll say, a more balanced capital deployment philosophy. We got to do smaller bolt-on M&A, pay reasonable dividend, do share repurchases. Now is there a possibility that could change? Absolutely. Kelly has demonstrated willingness to make larger acquisitions. We don't have anything on the docket right now to win on any targets right now. Our focus is entirely on the integration of B/E. But could it happen? Yes, it could happen.

Phillip Carter Copeland
Barclays PLC, Research Division

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

When you just look at the portfolio now when you finished this, right, you'll have cabin strength, you'll have cockpit strength. But clearly, lots of other systems if you want to be positioned in core air transport markets, potentially you could continue to bolster that portfolio, I would assume.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

I agree with you. I think there are opportunities.

Phillip Carter Copeland
Barclays PLC, Research Division

Question on the -- I see we're waiting on this, no questions to come through yet. But on the competitive landscape there, clearly, their principal competitor also looks to be acquired. We've seen some other industrial companies out there who aren't participating in this space, saying they'd like to get into the ceding market. How -- I mean having not closed the deal, how comfortable do you feel about the competitive barriers to entry there and the changing ownership and their principal competitor and what that means for the competitive landscape?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Well, that was an area of great focus in the due diligence because it is a different product set from the core product set of Rockwell Collins. But as we look -- the more we look at their products, whether we're talking about seating, galleys, oxygen systems, they have very rigorous certification requirements, much like our products. And the certification requirements provide a barrier to entry. So not just anybody is going to get into seating business. And also, if you talk to -- particularly the aircraft OEMs and ask them what's the most challenging thing about their production. It's not avionics. It's the interior systems. And so being a trusted supplier of product that is pretty difficult to integrate under the aircraft is also, in my mind, a pretty high barrier to entry. So we feel very comfortable at the competitive position of B/E. Now as it relates to their principal competitor, they're obviously going to be going for a similar transaction that seems to be. I fully expect that they'll get their ship in order in the not-too-distant future and will be a very viable competitive for the long term.

Phillip Carter Copeland
Barclays PLC, Research Division

Do you think there is an opportunity actually to steal some share there? I mean, clearly, I think it's been talked about in the past. You -- when interiors manufacturers are late, the OEMs don't look to punish them immediately because they just need to get the product in to get the airplanes out the door. But once you catch up and you get to a point, there tends to be -- that's the period when an aircraft OEM can then choose to make a competitive decision about where they want the next interiors to come from? Do you think there's an opportunity given their struggles for you guys to pay some share?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes, I think there is an opportunity for us to get more share on stellar furnished equipment. I think it's probably as much due to the fact that we're bringing a very strong relationship with the aircraft OEMs, the Boeings and the Airbus' of the world. I think we're going to leverage that relationship. Whether we can take advantage of the current struggles of Zodiac remains to be seen. But I certainly think we can leverage our strong relationship with the OEM.

Phillip Carter Copeland
Barclays PLC, Research Division

In terms of that relationship leverage, you talked about -- or Kelly talked about recently the strength that you have with the OEMs, but the strength that they have with the airlines sort of relationships that you would aspire to have actually is Rockwell Collins. How does that inform this whole revenue synergy discussion? What else have you uncovered in the course of due diligence in the last month or so?

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Well, of course, the amount of work we can do on revenue synergies collectively is somewhat limited until we get the deal closed. The way I think about the relationships, it's a lot about it -- a lot of it is about access. As you mentioned, the B/E relationships with the airlines are very strong, and they are the very highest level of airline because interior decisions tend to be made by the CEO or at least with heavy CEO involvement. That's not the model for avionics. So I think leverage -- being able to leverage the relationship of B/E, I think, is going to be a powerful opportunity for us to get more access to -- for avionics sales into the airlines. And I'd say, similarly, I think our relationship with Boeing and Airbus, we're the #1 supplier for both of those aircraft OEMs. I think it provides a similar kind of level of access to kind of key decisions for B/E as well.

Phillip Carter Copeland
Barclays PLC, Research Division

I realize nothing sense on a -- totally change gears and go something else, which is accounting, but sort of this revenue recognition standard out there. I know nothing has been decided, but maybe give us a sense of what that might also mean to the end of 2018 results in terms of the big, the big moving parts there and accounting change?

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes. It is a pretty big accounting change for us. We're currently working through some, I'll say, interpretations of the accounting, and let me give you an example of that, the customer-funded engineering. We talked about that earlier. That's -- it's a situation where currently we record that as sales in the period we earned, the period we performed the engineering. There is diversity in practice. Some folks defer the engineering and expense it over the hardware deliveries. Some people actually recorded as contra R&D expense and don't even record it as engineering. And so there's diversity in current practice, and we're working with the industry groups and with the standards that are -- to develop, I'll say, a more common practice going forward for revenue recognition. And that's going to inform not only the impact of our revenue recognition standard, but also the timing. We don't have to adopt until our fiscal '19. We have the options early adopted in fiscal '18, and so we actually want both the impact and the timing. And hopefully, by the end of -- maybe the end of this quarter or early next, we'll have a sense of both of those and we'll able to talk to it.

Phillip Carter Copeland
Barclays PLC, Research Division

It seems like it could be a reasonably sizable revision for you guys.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

It could be a significant impact to us. It could be a very minimal impact, but we -- it all depends on how this interpretation works out.

Phillip Carter Copeland
Barclays PLC, Research Division

Okay. Since we're running out of time, I want to ask the last audience response, question number 5. In your opinion, on what multiple of 2017 earnings should Rockwell Collins trade?

[Voting]

Phillip Carter Copeland
Barclays PLC, Research Division

I think we've seen not that whole range, but pretty darn close over...

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes, probably.

Phillip Carter Copeland
Barclays PLC, Research Division

10 to 12 years.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Probably.

Phillip Carter Copeland
Barclays PLC, Research Division

All right. So not too far from where it currently trades, but that's a pretty normal-looking distribution.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Yes.

Phillip Carter Copeland
Barclays PLC, Research Division

I think with that, in the interest of time, we're ticking down here to 0. We'll close it there. But thank you, as always, for the time.

Patrick E. Allen
Chief Financial Officer and Senior Vice President

Thank you, Carter.

Phillip Carter Copeland
Barclays PLC, Research Division
Thank you all for joining us.

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION FEB 22, 2017

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No Offer or Solicitation
This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It
The proposed transaction involving Rockwell Collins and B/E Aerospace is being submitted to the respective stockholders of Rockwell Collins and B/E Aerospace for their consideration. In connection with the proposed transaction, Rockwell Collins filed a registration statement on Form S-4 with the SEC that included a joint proxy statement/prospectus for the stockholders of Rockwell Collins and B/E Aerospace. The registration statement was declared effective by the SEC on February 3, 2017, and a definitive joint proxy statement/prospectus has been filed with the SEC on February 3, 2017. Each of Rockwell Collins and B/E Aerospace mailed the definitive joint proxy statement/prospectus to their respective stockholders and, may file other documents regarding the transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders are also able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders are also able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Safe Harbor Statement
This press release contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; the uncertainties of the outcome of lawsuits, claims and legal proceedings; risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.